

August 27, 2010

Mr. Almir Guilherme Barbassa
Chief Financial Officer
Petróleo Brasileiro S.A. - Petrobras
Avenida República do Chile, 65
20031-912 - Rio de Janeiro - RJ
Brazil

> **Re:** **Petróleo Brasileiro S.A.- Petrobras**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed May 20, 2010**
> **File No. 1-15106**

Dear Mr. Barbassa:

We have reviewed your response letter dated August 3, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

Exhibit 99.1

1. We note your response to comment 9 of our letter dated July 20, 2010. You state that DeGolyer and MacNaughton will reissue their third-party engineering reports to include the modifications set forth in your response, and that you will file those reports with your next Form 6-K. However, Exchange Act Rule 12b-15 specifies that all amendments must be filed under cover of the form amended. Accordingly, please file the revised reports via an amendment to your Form 20-F for the fiscal year ended December 31, 2009.

You may contact Jennifer O'Brien at (202) 551-3721, or Kevin Stertzel at (202) 551-3723 if you have any questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, or in his absence, Alexandra Ledbetter at (202) 551- 3317 with any other questions. If you require further assistance you may contact the undersigned at (202) 551-3745.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Facsimile (212) 225-3999
        Nicolas Grabar
        Cleary Gottlieb Steen & Hamilton LLP